Exhibit 99.1

AuRico Gold to Sell the Ocampo Mine and Enters into a Joint Venture Agreement on the Orion
Project for $750 Million in Cash

(all amounts are in U.S. dollars unless otherwise indicated)

Toronto: October 9, 2012: AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico Gold” or “the Company”) is pleased to announce that it has entered into a definitive agreement pursuant to which Minera Frisco, S.A.B. de C.V (“Minera Frisco”) will acquire the Ocampo mine and the adjacent exploration projects “Venus” and “Los Jarros” all located in Chihuahua State, Mexico and a 50% interest in the Orion advanced development project located in Nayarit State, Mexico from AuRico Gold, for a total cash consideration of $750 million (the “Transaction”). Minera Frisco (BMV: MFRISCO, OTC: MSNFY) is a leading Mexican mining company that was spun out of Grupo Carso S.A. de C.V. (BMV: GCARSO, OTC: GPOVY) in November 2010 and is listed on the Mexican Stock Exchange with a current market capitalization of approximately $10.7 billion. The transaction is expected to close in December 2012.

Upon closing of the Transaction, the Company expects to use the net proceeds from the Transaction to eliminate certain debt obligations, invest in internal growth opportunities, provide sufficient working capital and liquidity for the Company going forward and to undertake a significant return of capital to shareholders.

Scott Perry, President and CEO of AuRico Gold commented, “Minera Frisco presented a compelling, all-cash offer that will strengthen the Company’s balance sheet and repositions AuRico to execute on its strategy of delivering consistent, reliable and sustainable production from our two core assets in Canada and Mexico. The Transaction will allow us to deliver a meaningful return of capital to our shareholders, significantly enhance our liquidity position, give us considerable financial flexibility to support our current operations and examine brownfield expansion opportunities. Following the Transaction, the Company will be well positioned to meet its key objectives of growing its profitability and cash flow through the long life, low cost Young-Davidson and El Chanate operations located in low risk jurisdictions while maintaining a strong organic growth profile primarily driven by increasing production at Young-Davidson. In addition, we have gained a solid partner to further evaluate and potentially advance the Orion project in the coming years through the joint venture with Minera Frisco.”

The Transaction is subject to certain closing conditions, including a standard review by the competition and anti-trust commission of Mexico and the approval of a simple majority of Minera Frisco’s shareholders. The Transaction is not subject to any financing conditions.

Advisors and Counsel

Credit Suisse Securities (Canada), Inc. is retained by AuRico Gold to act as its financial advisor and has provided a fairness opinion to AuRico’s Board of Directors. Credit Suisse Securities (Canada), Inc. has provided an opinion that, based upon and subject to the assumptions, limitations, and qualifications stated in such opinion, the consideration to be received by the Company pursuant to the Transaction is fair from a financial point of view to the Company.

BMO Capital Markets and CIBC World Markets Inc. are acting as financial advisors to the Special Committee of AuRico’s Board of Directors. BMO Capital Markets and CIBC World Markets Inc. have each provided an opinion to the effect that, as of the date of such opinion and subject to the assumptions, limitations and qualifications contained in such opinion, the consideration to be received by the Company pursuant to the Transaction is fair, from a financial point of view, to the Company.

Fasken Martineau LLP is acting as legal counsel to AuRico and Davies Ward Phillips & Vineberg LLP is acting as legal counsel to the Special Committee of AuRico’s Board of Directors.

AuRico Conference Call and Webcast:

AuRico will hold a conference call and webcast on Wednesday, October 10, 2012 starting at 10:00 a.m. Eastern Time.

Conference Call Access:

Canada & U.S. Toll Free:      1-888-231-8191
International & Toronto:      1-647-427-7450

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:

http://www.newswire.ca/en/webcast/detail/1041071/1130903

Archive Call Access:
If you are unable to attend the conference call, a replay will be available until midnight, October 24, 2012 by dialing the appropriate number below:

Local Toronto Participants: 1-416-849-0833  Passcode: #34757319
North America Toll Free: 1-855-859-2056       Passcode: #34757319

Archive Webcast:
The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/detail/1041071/1130903

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America that have significant production growth and exploration potential. Following the divestiture of Ocampo, the Company will be focused on its core operations including the Young-Davidson gold mine in northern Ontario which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State. AuRico’s strong project pipeline also includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
President and Chief Executive Officer	Vice President, Investor Relations
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this presentation constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold and silver; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, El Chanate and Ocampo mines and may not perform as planned; the ability to realize the perceived benefits from the acquisition of Capital Gold and Northgate; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by, the Company; the ability of Frisco to obtain necessary approvals to complete the acquisition of the Ocampo mine and the ability of both parties to complete the transaction. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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